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                        UNITED STATES                       OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION    ----------------------------
                   Washington, D.C. 20549           OMB Number:        3235-0058
                                                    Expires:        May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                 hours per response ... 2.50
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                NOTIFICATION OF LATE FILING                 SEC FILE NUMBER


                                                             CUSIP NUMBER


(Check One):

 |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q |_| Form N-SAR

     For Period Ended: September 30, 1997
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

NAL Financial Group Inc.
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Full Name of Registrant

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Former Name if Applicable
500 Cypress Creek Road West, Suite 59D
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Address of Principal Executive Office (Street and Number)

Fort Lauderdale, FL 33309
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  /X/   | (a) The reasons  described in  reasonable  detail in Part III of this
        |     form could not be eliminated without unreasonable  effort or
        |     expense;
        |
  /X/   | (b) The subject annual report,  semi-annual  report,  transition
        |     report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or
        |     portion thereof, will be filed on or before the fifteenth calendar
        |     day following the  prescribed  due date;  or the calendar day
        |     following the prescribed due date; and subject  quarterly report
        |     or transition report on Form 10-Q, or portion thereof will be
        |     filed on or before  the  fifth calendar day following the
        |     prescribed due date; and
        |
  /  /  | (c) The accountant's  statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's filing of its Quarterly Report on Form 10-Q, for the period ended September 30, 1997, has been delayed due to unexpected difficulties relating to the preparation and review of the Registrant's financial statements for the quarter ended September 30, 1997, primarily as a result of the deterioration in the Registrant's results of operations and a change in ownership which took place subsequent to the quarter end.



                                                 (Attach Extra Sheets if Needed)

                                                                 SEC 1344 (6/94)
PART IV--OTHER INFORMATION

The Registrant anticipates reporting a net loss for the quarter ended September 30, 1997. It is anticipated that the net loss for the quarter ended September 30, 1997 will reflect a material decrease in earnings compared to the net income of $2.2 million reported for the quarter ended September 30, 1996. The Registrant attributes its material decrease in earnings to a number of factors, including: (i) during the quarter ended September 30, 1997, the Registrant did not complete a securitization transaction and, accordingly, no gain on sale will be reflected in the results of operations compared to a gain on sale of $7.1 million reflected in the results of operations for the quarter ended September 30, 1996, and (ii) the Registrant anticipates recording a material impairment to its retained interest in its securitized receivables for the quarter ended September 30, 1997.

The Registrant has not yet finalized its results of operations due to delays caused by a system conversion implemented towards the end of the quarter ended September 30, 1997. Additionally, the Registrant is currently evaluating the impact on its financial statements of a change in control which took place on October 1, 1997. Accordingly, an estimate of the anticipated change in the results of operations can not be made at this time by the Registrant.





(1) Name and telephone number of person to contact in regard to this notification

    David Sheir                                (954)          958-3613
    ________________________________________ _________  ________________________
            (Name)                          (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  |X| Yes |_| No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                                     NAL Financial Group Inc.
                                    ____________________________________________
                                    (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date 11/14/97                       By  /s/ Dave H. Sheir
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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

-----------------------------------ATTENTION -----------------------------------
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).